UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Smart Balance, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83169Y108
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                Page 1 of 5 Pages

--------------------
CUSIP No. 83169Y108
--------------------


  ========== ===================================================================
    1        NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Stephen B. Hughes
  ---------- -------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
  ---------- -------------------------------------------------------------------
    3        SEC USE ONLY
  ---------- -------------------------------------------------------------------
    4        CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
  --------------------------- -------- -----------------------------------------
                                 5     SOLE VOTING POWER
                                       1,462,040
          NUMBER OF           -------- -----------------------------------------
            SHARES               6     SHARED VOTING POWER
         BENEFICIALLY                  339,265
           OWNED BY           -------- -----------------------------------------
             EACH                7     SOLE DISPOSITIVE POWER
          REPORTING                    1,462,040
            PERSON            -------- -----------------------------------------
             WITH                8     SHARED DISPOSITIVE POWER
                                       339,265
  ----------- ------------------------------------------------------------------
    9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,801,305
  ----------- ------------------------------------------------------------------
  10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]
  ----------- ------------------------------------------------------------------
  11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              2.9%
  ----------- ------------------------------------------------------------------
  12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
  ----------- ------------------------------------------------------------------



                                Page 2 of 5 Pages

-------------------
CUSIP No. 83169Y108
-------------------

     Item 1(a).       Name of Issuer:
                      Smart Balance, Inc.

     Item 1(b).       Address of Issuer's Principal Executive Offices:
                      115 West Century Road, Suite 260, Paramus, NJ 07652

     Item 2(a).       Name of Person Filing:
                      Stephen B. Hughes

     Item 2(b).       Address of Principal Business Office:
                      115 West Century Road, Suite 260, Paramus, NJ 07652

     Item 2(c).       Citizenship:
                      United States

     Item 2(d).       Title of Class of Securities:
                      Common Stock

     Item 2(e).       CUSIP Number:
                      83169Y108

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      Not applicable

     Item 4.          Ownership (as of December 31, 2008):

                      (a)       Amount Beneficially Owned:

                                1,801,305 shares.

                                Includes 100,000 shares owned by Mr.
                                Hughes' spouse and 239,265 shares owned
                                in equal 79,755 share increments by the
                                Caroline Elise Hughes Irrevocable Trust, the John Trevelyn Hughes Irrevocable Trust, and the Henry Thomas Hughes Irrevocable Trust, trusts established for the benefit of Mr. Hughes' three minor children and as to which his spouse is the trustee. Excludes 150,128 shares sold in November 2005 by Mr. Hughes, at a price equal to that paid by him, to three irrevocable trusts established in favor of adult members of Mr. Hughes' family, as to which Mr. Hughes disclaims beneficial ownership. Beneficial ownership includes 448,529 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. Beneficial ownership also includes 187,500 shares of common stock issuable upon the exercise of options within 60 days.

                      (b)       Percent of Class: 2.9%


                                Page 3 of 5 Pages

-------------------
CUSIP No. 10153P108
-------------------


                      (c)       Number of shares as to which such person has:

                                (i)   sole power to vote or to direct the vote:

                                      1,462,040 shares.

                                (ii)  shared power to vote or to direct the
                                      vote:

                                      339,265 shares, which consists of
                                      100,000 shares owned by Mr. Hughes'
                                      spouse and 239,265 shares held by
                                      Mr. Hughes' spouse as trustee of
                                      trusts for Mr. Hughes' children.

                                (iii) sole power to dispose or to direct the
                                      disposition of:

                                      1,462,040 shares.

                                (iv) shared power to dispose or to direct the disposition of:

                                      339,265 shares, which consists of
                                      100,000 shares owned by Mr. Hughes'
                                      spouse and 239,265 shares held by
                                      Mr. Hughes' spouse as trustee of
                                      trusts for Mr. Hughes' children.

     Item 5.          Ownership of Five Percent or Less of a Class.
                      If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

     Item 6.          Ownership of More than Five Percent on Behalf of Another
                      Person.

                      Not applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                      Not applicable

     Item 8.          Identification and Classification of Members of the Group.

                      Not applicable

     Item 9.          Notice of Dissolution of Group.

                      Not applicable

     Item 10.         Certification.

                      Not applicable



                                Page 4 of 5 Pages

-------------------
CUSIP No. 10153P108
-------------------


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      March 2, 2009



      /s/ Stephen B. Hughes
      ---------------------
      Stephen B. Hughes
      CEO of Smart Balance, Inc.
















                                Page 5 of 5 Pages